SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

for the year ended December 31, 2007

Or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from	to

Commission file number	1-11507

John Wiley & Sons, Inc. Employees' Savings Plan

Index to Financial Statements and Schedule

Page No.

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits
as of December 31, 2007 and 2006	2

Statements of Changes in Net Assets Available for
Benefits for the Years Ended December 31, 2007 and 2006	3

Notes to Financial Statements	4 - 8

Supplemental Schedule:*

Schedule H, Line 4i -	Schedule of Assets (Held at End of Year),
as of December 31, 2007	9

Signature	10

Exhibits:

23	Consent of Independent Registered Public Accounting Firm	11

* - Schedule required by Form 5500. Those that are not applicable are not included.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the

John Wiley & Sons, Inc. Employees’ Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the John Wiley & Sons, Inc. Employees’ Savings Plan (“the Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/KPMG LLP

New York, New York

June 25, 2008

John Wiley & Sons, Inc. Employees' Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Investments, at fair value (notes 2 and 3)	$196,678,335	$167,064,423
Participant loans	2,877,260	2,721,887

Total investments	199,555,595	169,786,310

Participant contribution receivable	385,331	---
Employer contribution receivable	116,879	---

Net assets available for benefits	$200,057,805	$169,786,310

The accompanying notes are an integral part of the financial statements.

John Wiley & Sons, Inc. Employees' Savings Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2007 and 2006

	December 31,
	2007	2006
Additions:
Realized and unrealized appreciation of investments: (notes 2 and 3)
Unrealized gain on investments	$ 1,337,178	$ 8,690,130
Net realized gain on investments	764,387	604,191
Net appreciation in fair value of investments	2,101,565	9,294,321

Interest and dividend income	12,627,911	7,902,602
Interest on participant loans	126,108	106,674

Contributions:
Participant	11,524,265	11,227,380
Employer	3,215,488	3,136,325
Total contributions	14,739,753	14,363,705

Merger of plan assets (note 5)	9,190,526	---

Total additions	38,785,863	31,667,302

Deductions:
Distributions to participants	8,514,368	7,498,398

Net increase	30,271,495	24,168,904

Net assets available for benefits, beginning of year	169,786,310	145,617,406

Net assets available for benefits, end of year	$200,057,805	$169,786,310

The accompanying notes are an integral part of the financial statements.

John Wiley & Sons, Inc. Employees' Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

(1)	Description of the Plan:

The following represents only the major provisions of the John Wiley & Sons, Inc. Employees' Savings Plan (the "Plan"), as amended, and is presented to assist in understanding the Plan’s financial statements. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General -

The Plan is a defined contribution plan that covers employees of John Wiley & Sons, Inc. (the "Company"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Administration -

The Benefits Administration Board of John Wiley & Sons, Inc., (the "Plan Administrator") administers the Plan. The Company's Board of Directors appoints the members of the Benefits Administration Board.

Vanguard Fiduciary Trust Company ("VFTC") holds the Plan's assets in trust.

The Plan's assets are managed by an affiliate of VFTC and by Friess Associates.

The Company pays the Plan's administrative expenses.

Eligibility -

Each employee is eligible to participate in the Plan on the first day of the calendar quarter after completion of six months of service, or the first day of any month thereafter.

Vesting -

A participant's contribution plus actual earnings thereon is fully vested and non-forfeitable at all times. The Company's contribution plus actual earnings thereon becomes fully vested to the participant upon attaining age 65, at retirement, upon total disability or death, or upon completion of three years of participation or three years of service. After one year but less than two years of participation, 34% of the Company's contribution becomes vested. After two years but less than three years of participation, 67% of the Company's contribution becomes vested. After three years of participation or three years of service, 100% of the Company's contribution becomes vested.

Contributions -

A participant designates between 2% and 25% of his or her base salary plus overtime to be invested in funds chosen by the participant. Subject to certain limitations prescribed by the Internal Revenue Service (the "IRS"), the Company contributes an amount equal to 100% of the first 2% of each participant's contribution plus 25% of the next 4% contributed.

No more than 25% of a participant's compensation can be a "deferred cash contribution" which represents a reduction in the participant's compensation and therefore tax-deferred. The deferred cash contribution of a participant under the age of 50 cannot exceed an amount set annually by the IRS, which in 2007 amounted to $15,500. Subject to certain limitations prescribed by the IRS, participants over 50 years of age can make "catch up" contributions. In 2007, participants over 50 years of age could contribute a maximum of $20,500.

Forfeitures -

Participants who are not fully vested at the time they terminate their employment forfeit the non-vested portion of their account at the time of termination. However, the non-vested amount will be restored to the participant's account if the participant is re-employed within 5 years. The amounts forfeited are used to reduce the Company's contribution. In 2007 and 2006, forfeitures of $295,197 and $0, respectively, were used to reduce Company contributions. At December 31, 2007, forfeitures totaling $14,905 were available to reduce future Company contributions versus $193,334 at December 31, 2006.

Investment Options -

Funds in which contributions can be invested, as well as each fund's investment objective, are described below.

•	the Vanguard 500 Index Fund seeks long-term growth of capital and income from dividends by investing in all 500 stocks that comprise the S & P 500 index
•	the Vanguard Wellington Fund invests in a diversified and balanced portfolio of bonds and common stocks, seeking income and long-term growth of capital without undue risk
•	the Brandywine Fund seeks long-term capital appreciation. It invests primarily in the stocks of companies that have proven records of profitability and strong earnings momentum
•	the Vanguard Explorer Fund, seeking long-term growth of capital, invests primarily in common stocks of small capitalization companies with prospects for above-average growth
•	the Vanguard Federal Money Market Fund seeks to maintain a stable share price and a high level of income by investing in short-term securities issued by the U. S. Government and its agencies
•	the Vanguard Total Bond Market Index Fund seeks a high level of interest income by investing in a large sampling of bonds that match the key characteristics of the Lehman Brothers Aggregate Bond index
•	the Vanguard International Growth Fund invests primarily in the stocks of established non-U. S. issuers in order to achieve long-term growth of capital
•	the Vanguard Windsor II Fund invests in the common stocks of a diversified group of out-of-favor stocks of large-capitalization companies, seeking long-term growth of capital and income from dividends
•

the Vanguard Morgan Growth Fund seeks long-term growth of capital, investing primarily in stocks of large and medium-sized companies that have strong records of growth in sales and earnings or that have performed well during certain market cycles

•	the Wiley Stock Fund invests solely in the Class A Common Stock of the Company and seeks long-term growth of capital through increases in the value of the stock and the reinvestment of its dividends.
•	the six Vanguard Target Retirement Funds seek to provide capital appreciation and current income consistent with its current asset allocation.

Investment of Contributions -

A participant can invest his or her contribution and the Company's matching contribution in 1% multiples among any combination of sixteen available investment options, which include a choice of fifteen mutual funds and the Wiley Stock Fund, provided that contributions to the Wiley Stock Fund do not exceed 25% of the participant's total contribution. Participants deemed subject to the short swing profit recovery provisions of Section 16(b) of the Securities Exchange Act of 1934 are prohibited from investing in the Wiley Stock Fund.

A participant is permitted to change the allocation of his or her contribution daily. Subject to certain limitations imposed by VFTC, a participant can transfer existing fund balances to other investment options daily.

Payment of Benefits -

Withdrawals by participants of their account balances are permitted when the participant reaches age 59 1/2, proves financial hardship or terminates his or her employment. Withdrawals of contributions that are not tax-deferred can be made as often as twice each calendar year.

Termination of Employment -

Upon termination of employment, a participant has the option of receiving the balance in his or her account as an immediate or deferred lump sum, in installments, or by a direct "roll over" into an individual retirement account or another qualified plan. If the participant's balance is at least $5,000, it may be left in the Plan. Terminated participants who elect to leave their account balance in the Plan retain the same rights to transfer balances between funds as active participants.

Participants who retire (a) on disability, (b) at age fifty-five or later with ten or more years of service, or (c) at age sixty-five or later may elect to receive a lump-sum cash payment, or annual or monthly installments over a five, ten, or fifteen year period. Annual installments begin one year after termination; monthly installments begin immediately. The installment payments are made in equal amounts, and each includes income credited to the participant's account balance before the installment amount is calculated.

Participant Loans -

Participants may borrow from the vested portion of their account, and then repay the loan with interest through payroll deductions. The interest rates on loans outstanding at December 31, 2007 ranged from 2.52% to 10.0% per annum. The length of such loans is generally 5 years but loans to purchase a primary residence may be up to 20 years in length. Loans are limited to a minimum of $1,000 and a maximum of the lesser of 50% of the participant's vested balance, or $50,000 reduced by any outstanding loans. The amounts due from participants under the loan provisions of the Plan, including accrued interest, are shown in the accompanying financial statements.

(2)	Summary of Significant Accounting Policies:

Method of Accounting -

The books and records of the Plan are maintained on an accrual basis.

Use of Estimates -

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Investments Valuation and Income Recognition -

The Plan's investments are stated at fair value. Shares of mutual funds of registered investment companies are valued at quoted market prices and represent the net asset value of shares held by the Plan at year-end. The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus any uninvested cash position). Participant loans are stated at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

Payment of Benefits -

Benefits are recorded when paid.

Impact of Recent Accounting Standards and Interpretations -

In September 2006, the Financial Accounting Standards Board issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements for additional fair value measures. SFAS No. 157 was issued to increase consistency and comparability in reporting fair values. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. SFAS No. 157 will affect certain of the Plan’s fair value disclosures, but is not expected to have a material impact on the Statements of Net Assets Available for Benefits or Statements of Changes in Net Assets Available for Benefits.

(3)	Investments:

The fair values of investments that represent 5% or more of the Plan's net assets on December 31, 2007, and the comparable values on December 31, 2006, are as follows:

	2007	2006

Vanguard Wellington Fund	$36,230,994	$32,694,032
Vanguard 500 Index Fund	32,883,219	30,814,605
Brandywine Fund	20,213,361	15,292,438
Vanguard Explorer Fund	17,456,317	16,703,599
Vanguard Total Bond Market Index Fund	17,419,932	14,054,510
Vanguard International Growth Fund	16,879,097	12,464,986
Vanguard Federal Money Market Fund	16,583,560	14,091,893
Wiley Stock Fund	13,404,371	11,757,563
Vanguard Windsor II Fund	10,419,450	10,094,734

During 2007 and 2006, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) appreciated/ (depreciated) in value as follows:

	2007	2006
Mutual Funds	$ 792,416	$9,426,470
Wiley Stock Fund	1,309,149	(132,149)
Net Appreciation	$2,101,565	$9,294,321

(4)	Tax Status:

In June 2002, the Company received a favorable determination letter from the IRS indicating that the Plan and related trust are designed in accordance with Section 401 (a) of the Internal Revenue Code (the "IRC"). The Plan has been amended on various dates since the determination letter was originally filed with the IRS. However, the Plan Administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(5)	Plan Merger:

In October 2007, all the assets of the Blackwell Publishing, Inc. Savings and Retirement Plan (the “BPI Plan”) and the ISUP, Inc. 401(k) Retirement Savings Plan (the “ISUP Plan”) totaling $9,190,526 were merged with the assets of the Plan. This included investments in mutual funds of $8,268,901 and participant loans receivable of $37,288 for the BPI Plan and investments in mutual funds of $884,337 for the ISUP Plan. The Company had acquired substantially all the assets of Blackwell Publishing (Holdings) Limited in February 2007.

(6)	Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

(7)	Risk and Uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. As a result, changes in the value of investment securities could materially affect the amounts reported in the Statements of Net Assets Available for Benefits. The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all participant directed fund elections. Additionally, the investments within each participant directed fund election are further diversified into varied financial instruments, with the exception of the investments in the Wiley Stock Fund.

(8)	Related Party Transactions:

Certain of the Plan's investments consist of shares of mutual funds managed by an affiliate of VFTC. VFTC acts as Trustee for the Plan. Transactions in such investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules.

(9)	Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2007.

2007
Net assets available for benefits per the financial statements	$200,057,805
Deemed distributions of participant loans	(5,462)

Net assets available for benefits per Form 5500	$200,052,343

The following is a reconciliation of total deductions per the financial statements to Form 5500 for the year ended December 31, 2007.

2007
Total deductions per the financial statements	$ 8,514,368
Deemed distributions of participant loans	5,462

Total expenses per Form 5500	$ 8,519,830

Certain deemed distributions of participants loans are recorded as expenses on Form 5500, but are participant loans for financial statement purposes.

John Wiley & Sons, Inc. Employees' Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2007

EIN:13-5593032

Plan Number: 002

Identity of Issue		Description of Investment	Current Value

*	Vanguard Wellington Fund	Registered Investment Company	$ 36,230,994
*	Vanguard 500 Index Fund	Registered Investment Company	32,883,219
	Brandywine Fund	Registered Investment Company	20,213,361
*	Vanguard Explorer Fund	Registered Investment Company	17,456,317
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	17,419,932
*	Vanguard International Growth Fund	Registered Investment Company	16,879,097
*	Vanguard Federal Money Market Fund	Registered Investment Company	16,583,560
*	Wiley Stock Fund	Company Stock Fund	13,404,371
*	Vanguard Windsor II Fund	Registered Investment Company	10,419,450
*	Vanguard Morgan Growth Fund	Registered Investment Company	7,628,843
*	Vanguard Target Retirement 2005 Fund	Registered Investment Company	2,028,244
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	1,606,242
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	929,829
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	1,644,385
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	1,175,909
*	Vanguard Target Retirement Income	Registered Investment Company	174,582
*	Participant Loans	502 loans to participants with interest
		rates from 2.52% to 10.0% and maturity
		dates from 2008 to 2027	2,877,260

	Total Investments		$199,555,595

* - Indicates a party-in-interest to the Plan

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Board of John Wiley & Sons, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

John Wiley & Sons, Inc.

Employees' Savings Plan

(Registrant)

By:	/s/ Vincent Marzano

Vincent Marzano

Vice President and Treasurer

Benefits Administration Board Member

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the

John Wiley & Sons, Inc. Employees' Savings Plan

We consent to the incorporation by reference in the Registration Statement Nos. 333-123359, 333-93691, 33-60268, 2-65296, 2-95104, 33-29372, and 33-62605 on Form S-8 of John Wiley & Sons, Inc. of our report dated June 25, 2008, with respect to the statements of net assets available for benefits of the John Wiley & Sons, Inc. Employees' Savings Plan as of December 31, 2007 and 2006, the related statements of changes in net assets available for benefits for the years then ended, and related supplemental schedule, which report appears in the December 31, 2007 annual report on Form 11-K of the John Wiley & Sons, Inc. Employees' Savings Plan.

/s/ KPMG LLP

New York, New York

June 25, 2008